601 Lexington Avenue New York, New York 10022

Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

August 21, 2013

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Finance Holdings LLLP

Ladder Capital Finance Corporation

Amendment No. 4 to Registration Statement on Form S-4

Filed August 19, 2013

File No. 333-188224

Dear Ms. Barberich:

On behalf of Ladder Capital Finance Holdings LLLP, a Delaware limited liability limited partnership and Ladder Capital Finance Corporation, a Delaware corporation (each, a “Company” and, together, the “Companies”), this letter sets forth the Companies’ responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 21, 2013, to Marc Fox, Chief Financial Officer of the Company, with respect to Amendment No. 4 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Companies’ response to each of the numbered comments immediately below each numbered comment.

In addition, the Companies have revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 6 to the Registration Statement (the “Amendment No. 6”), which reflects these revisions and updates and clarifies certain other information.

Summary Financial and Other Data, page 14

1.	Staff’s Comment: We note your disclosure on page 2 that you have $1.8 billion of committed secured financing available from certain lending institutions. You also disclose that you have $902 million of committed term financing available from the FHLB. However, your disclosure in the table on page 14 only discusses the $1.8 billion of committed financing. Please clarify if the $902 million is additional undrawn committed financing available to you and revise the disclosure throughout your filing accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14, 86, F-27 and F-66 of Amendment No. 6 accordingly.

2.	Staff’s Comment: We note your disclosure of Adjusted Net Income which includes an adjustment for unrecognized hedging derivative results. Please expand your disclosure to further explain what this adjustment represents including what is meant by the term “unrecognized.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 93 of Amendment No. 6 accordingly.

August 21, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 62

3.	Staff’s Comment: We note your response to comment 2 of our letter dated August 2, 2013 and your disclosure on pages 1, 62 and 99 relating to “net revenues.” Given that this measure is not presented in your statement of income, please tell us how you considered the disclosure required by Item 10(e) of Regulation S-K for non-GAAP measures. In particular, we note that you have not identified it as a non-GAAP measure and have not reconciled it to the most comparable GAAP measure. Also, we note that you discuss certain items as a percentage of net revenues; we believe this may give the non-GAAP measure undue prominence. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 1, 14, 61 and 99 of Amendment No. 6 to identify net revenues as a non-GAAP measure and to give net revenues and net income, the most comparable GAAP measure to net revenues, equal prominence in the disclosure. The reconciliation of net revenues to the aggregate of net interest income after provision for loan losses and total other income has been added to the disclosure on pages 16 and 96 of Amendment No. 6 and represents the most directly comparable financial measure calculated and presented in accordance with GAAP as required by Regulation G and Item 10(e) of Regulation S-K.

Consolidated Statements of Income, page F-44

4.	Staff’s Comment: We note your line item “Operating Expenses” in your statements of income. We also note that the operating expenses related to your operating lease income have significantly increased in the six months ended June 30, 2013. Please tell us what consideration you gave to breaking out these expenses as a separate line from other operating expenses.

Response: The Company respectfully acknowledges the Staff’s comment and, in consideration thereof, has amended the consolidated statements of income and the segment disclosures in Note 15 to the Company’s consolidated financial statements as of and for the six months ended June 30, 2013 and 2012 to separately present real estate operating expenses on pages 71, F-44 and F-82 of Amendment No. 6 accordingly. The Company did not incur material operating expenses related to real estate for the years ended December 31, 2012, 2011 and 2010 and, therefore, no amendment to the corresponding presentation in the consolidated statements of income or segment reporting footnotes for those periods has been made.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff, Esq.

cc:	Mr. Marc Fox

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